Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Earnings:
Income (loss) before income taxes	$(10)	$43	$(23)	$(2)
Less: capitalized interest	(14)	(11)	(27)	(19)
Add: fixed charges	82	83	167	161

Adjusted earnings	$58	$115	$117	$140

Fixed charges:
Interest expense	$52	$54	$107	$105
Amortization of debt costs	1	2	3	3
Rent expense representative of interest	29	27	57	53

Total fixed charges	$82	$83	$167	$161

Ratio of earnings to fixed charges (1)	—	1.40	—	—

(1)	Earnings were inadequate to cover fixed charges by $24 million and $50 million for the three and six months ended June 30, 2008, respectively. They were also inadequate to cover fixed charges by $21 million for the six months ended June 30, 2007.